EXHIBIT 12.01

MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the Year Ended December 31, 2004

EARNINGS

Earnings before income taxes	$187,819
Earnings of less than 50%-owned associated companies, net	417
Interest Expense	42,954
Portion of rents representative of an interest factor	9,910

Adjusted Earnings and Fixed Charges	$241,100

FIXED CHARGES:

Interest Expense	$42,954
Capitalized Interest	1,101
Portion of rents representative of an interest factor	9,910

Total Fixed Charges	$53,965

Ratio of Earnings to Fixed Charges	4.47